Exhibit 99.1

Vedanta Limited

(Formerly known as Sesa Sterlite Ltd.)

Regd. Office: Sesa Ghor, 20 EDC Complex,

Patto, Panaji, Goa - 403001.

www.vedantalimited.com

CIN: L13209GA1965PLC000044

27 October 2015

Vedanta Limited Consolidated Results

for the Second Quarter ended 30 September 2015

Strong Cash Flows in a Challenging Commodity Price Environment

Mumbai, India: Vedanta Limited (formerly known as Sesa Sterlite Ltd) today announced its unaudited consolidated results for the second quarter ended 30 September 2015.

Financial Highlights

•	Continued optimization of opex and capex to maximise free cash flow and reduce net debt; generated free cash flow of Rs. 7,145 crore and net debt reduced by. Rs. 5,335 crore in Q2

•	Revenues at Rs. 16,349 crore

•	EBITDA at Rs. 4,113 crore up by 2% QoQ; robust EBITDA margin[1] at 32%

•	Attributable PAT at Rs. 974 crore, 12% higher QoQ

•	Strong balance sheet with Cash & Cash Equivalents of over Rs. 52,000 crore, up 11%

•	Contribution of Rs. 12,104 crore to the Indian Exchequer during H1 FY2016, in the form of taxes, duties, royalties and profit petroleum

•	Interim dividend of Rs. 3.50 per share

Operational Highlights

•	Zinc-India: Strong mined and refined metal production; integrated silver production up 64%, underground mining ramping up

•	Oil & Gas: Q2 production up 6% & H1 in line with guidance

•	Aluminium: Stable volumes from existing smelters; cost reduction initiatives in progress; further pots at Jharsuguda–II smelter to commence ramp up in Q3

•	Copper India: Stable operations at 94% capacity utilization

•	Iron Ore: Mining commenced in Goa, 1st export shipment made in October

•	Power: TSPL Unit-I achieved 86% availability; Unit-II commissioning activities commenced, to be synchronized in Q3

[1]	Excludes custom smelting at Zinc India and Copper India operations

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 1 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2015

Tom Albanese, Chief Executive Officer, Vedanta Limited, said: “Our diversified asset portfolio has delivered a strong operating performance, including record production from our tier-1 Zinc mines, resulting in strong free cash flows during the quarter. We are continuing to drive efficiency improvements and optimise opex and capex across the business, taking measured steps to reduce net debt and maximise free cash flow. While the near-term market outlook is challenging, we believe we have the right mix of low cost assets fuelled with new technologies to benefit from future demand in India and globally.”

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 2 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2015

Consolidated Financial Performance

The consolidated financial performance of the company during the period is as under:

(In Rs. crore, except as stated)

	Particulars	Q2			Q1	H1
FY’ 15 Actual		FY 2016	FY 2015	% Change	FY 2016	FY 2016	FY 2015	% Change
73,364	Net Sales/Income from operations	16,349	19,448	(16)%	16,952	33,301	36,504	(9)%
22,226	EBITDA	4,113	6,336	(35)%	4,039	8,152	12,006	(32)%
41%	EBITDA Margin[1]	32%	45%		31%	32%	46%
5,659	Finance cost	1,418	1,464	(3)%	1,358	2,776	2,997	(7)%
2,367	Other Income	721	686	5%	893	1,615	1,897	(15)%
(611)	Forex loss/(gain)	(494)	(253)	95%	(255)	(749)	(390)	92%
19,363	Profit before Depreciation and Taxes	3,797	5,757	(34)%	3,782	7,579	11,173	(32)%
7,160	Depreciation and Amortisation of goodwill	1,660	2,003	(17)%	1,717	3,378	4,068	(17)%
12,204	Profit before Exceptional items	2,137	3,753	(43)%	2,065	4,201	7,105	(41)%
22,129	Exceptional Items[2]	—	45	—	—	—	2,173	—
1,448	Taxes[3]	204	560	(64)%	352	556	421	32%
(11,373)	Profit After Taxes	1,933	3,148	(39)%	1,712	3,645	4,511	(19)%
10,183	Profit After Taxes before Exceptional items	1,933	3,185	(39)%	1,712	3,645	6,176	(41)%
4,276	Minority Interest	959	1,528	(37)%	846	1,805	2,516	(28)%
50%	Minority Interest excl. Exceptional Items %	50%	49%		49%	50%	52%
(15,646)	Attributable PAT after exceptional items	974	1,619	(40)%	866	1,840	1,995	(8)%
5,060	Attributable PAT before exceptional items	974	1,640	(41)%	866	1,840	2,981	(38)%
(52.77)	Basic Earnings per Share (Rs./share)	3.28	5.46	(40)%	2.92	6.21	6.73	(8)%
17.07	Basic EPS before Exceptional Items	3.28	5.53	(41)%	2.92	6.21	10.05	(38)%
61.15	Exchange rate (Rs./$) – Average	64.91	60.59	7%	63.50	64.23	60.19	7%
62.59	Exchange rate (Rs./$) – Closing	65.74	61.61	7%	63.75	65.74	61.61	7%

1.	Excludes custom smelting at Zinc India and Copper India operations
2.	Exceptional Items Gross of Tax
3.	Tax in Q2 FY2015 of Rs. 568 crore is netted off by tax impact of Rs.8 crore on exceptional items. Tax in H1 FY2015 of Rs. 929 crore is netted off by tax impact of Rs. 508 crore on exceptional items
4.	Previous period figures have been regrouped / rearranged wherever necessary to conform to current period presentation

Revenues

Revenues during the quarter at Rs. 16,349 crore were 16% lower than last year on account of the fall in crude oil and metal prices, partially offset by higher volumes at Zinc India, Oil & Gas and TSPL as well as rupee depreciation.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 3 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2015

Revenues for the quarter were lower by 4% QoQ due to softening of crude oil and metal prices during the quarter, partially offset by higher volumes at Zinc India and depreciation of the Rupee.

EBITDA and EBITDA Margin

EBITDA at Rs. 4,113 crore was 35% lower YoY due to a steep fall in crude oil and metal prices and premia, partially offset by improvements in volumes and cost, supported by currency depreciation and District Mineral Foundation (DMF) write-back. During the quarter, the Government of India notified the contribution towards DMF at 30% of royalty for existing mining leases, payable w.e.f. January 12, 2015. Accordingly, the earlier excess provision of Rs. 140 crore for DMF at Zinc India was reversed during the quarter.

EBITDA margins excluding custom smelting increased by 140bps QoQ to 32% on the back of higher volume, lower cost, DMF write-back and currency depreciation, partially offset by decline in crude oil and metal prices and premia.

Depreciation and Amortisation

Depreciation and amortisation was lower at Rs. 1,660 crore largely on account of lower amortisation post impairment of goodwill during Q4 FY2015, primarily in the Oil & Gas segment. This was also driven by lower depreciation on change in the useful life of metals and mining assets, effected at the end of the last financial year, partially offset by the capitalisation of new capacities at Oil & Gas, BALCO (300 MW power unit) and TSPL (660MW power unit).

Depreciation and amortisation was flat QoQ as lower volumes at Oil & Gas and Skorpion which follow the Unit of Production method of depreciation, were largely offset by capitalisation of 300 MW power unit at BALCO.

Net Interest

Finance cost at Rs. 1,418 crore was lower by Rs. 46 crore YoY primarily due to debt refinanced at a lower cost, partially offset by capitalization of new capacities at BALCO (300 MW power unit) and TSPL. The company was also able to renegotiate spreads on its existing term loan portfolio by an average of ~22bps. This along with the declining interest rate scenario in India led to a 30bps reduction in the borrowing cost. However, finance costs were marginally higher QoQ due to capitalization of the 300 MW power plant at BALCO, and one- time amortization of upfront fees on account of loans prepaid and replaced by lower cost refinancing.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 4 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2015

Other income at Rs. 721 crore decreased by Rs. 172 crore sequentially due to timing differences, where income earned on certain investments are recognised at maturity due to partial adoption of AS 30.

Non-Operational Forex Loss/Gain

During the quarter, rupee depreciation of 3.1% led to a forex gain of Rs. 494 crore on dollar- denominated investments, advances and trade debtors. The corresponding quarter of FY2015 reflected a similar movement in the exchange rate. The adverse effect on foreign currency loans was related to projects under execution and hence was not part of the profit and loss account.

Taxation

Tax charge is lower at Rs. 204 crore (tax rate 10%) during Q2 FY2016, compared with Rs. 568 crore in Q2 FY2015 (tax rate 15% excluding exceptional items). This was primarily due to lower tax expense at the Oil & Gas segment driven by reduced exploration and development spend, resulting in release of deferred tax liability. This is partly offset by increase in the tax rate at Zinc India.

Attributable Profit After Tax and Earnings Per Share (EPS)

Profit After Tax (PAT) for the quarter is at Rs. 974 crore, up by 12% QoQ. Attributable EPS for the quarter was 12% higher at Rs. 3.28 per share QoQ. Minority interest is at 50%.

Borrowings and Investments

Gross debt amounted to Rs. 79,433 crore as on September 30 2015. Net debt decreased by Rs. 5,335 crore to Rs. 27,105 crore as a result of several initiatives to optimise opex, capex, and working capital.

Out of the total debt of Rs. 79,433 crore, debt in INR is Rs. 36,197crore (46%) and balance Rs. 43,236 crore (54%) is in USD. Further, the gross debt comprises of long term loans of Rs. 65,031 crore and short term loans of Rs. 14,402 crore.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 5 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2015

We continue to have a strong balance sheet with cash and liquid investments of Rs. 52,328 crore as on September 30, 2015 which is mostly invested in debt related mutual funds, bank deposits and bonds.

The company has a long term rating of AA (stable) from CRISIL.

Further, of the Rs. 9,769 crore of debt due in H2 FY2016, c. Rs. 3,400 crore has already been tied up and in-principle approvals have been obtained for the balance. The Company is evaluating different structures and options for future maturities with an objective to lower funding cost and/or extend maturity profile.

Corporate

Merger of Vedanta Limited and Cairn India

With regard to the proposed merger of Cairn India Ltd with Vedanta Ltd, both NSE and BSE have provided their ‘No Objection’ to the proposed merger vide their Observation Letters dated 10 September, 2015. The validity of the ‘Observation Letter’ is six months, within which the Scheme of Amalgamation is required to be submitted to the Hon’ble High Court.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 6 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2015

Annexure

Debt and Cash

(in Rs. Crore)

Company	30 Sep 2015			30 June 2015
	Debt	Cash & LI	Net Debt	Debt	Cash & LI	Net Debt
Vedanta Ltd Standalone	39,394	2,194	37,200	40,164	1,263	38,901
HZL	—	30,404	(30,404)	—	27,519	(27,519)
Zinc International	—	1,041	(1,041)	—	1,076	(1,076)
Cairn India	—	18,116	(18,116)	388	17,027	(16,639)
BALCO	5,731	75	5,656	5,767	65	5,702
Talwandi Sabo	6,896	195	6,701	6,729	12	6,717
Cairn acquisition SPV ¹	26,371	195	26,176	25,490	1	25,489
Others ²	1,041	108	933	992	128	864
Ved Ltd Consolidated	79,433	52,328	27,105	79,530	47,091	32,439

1.	As on 30 Sep 2015, debt at Cairn acquisition SPV comprised Rs. 9,204 crore of bank debt and Rs.17,167 crore of inter-company debt from Vedanta Resources Plc. There was accrued interest payable of Rs.533 crore on the inter-company debt
2.	Others includes CMT, VGCB, Fujairah Gold, and Vedanta Ltd investment companies.

Debt Maturity Profile for Term Debt1

(in Rs. Crore)

Particulars	FY 2016	FY 2017	FY 2018	FY 2019	FY 2020	FY 2021 & Later	Total
Vedanta Ltd Standalone	4,207	2,728	5,832	5,954	2,112	5,711	26,544
Vedanta Ltd Subsidiaries	5,562	3,714	3,970	4,152	1,429	2,493	21,320

Total	9,769	6,442	9,802	10,106	3,541	8,204	47,864

[1]	Maturity profile excludes working capital facilities of Rs.14,402 crore and inter-company loan from Vedanta Resources Plc of Rs. 17,167 crore

Debt numbers in the tables above are at book value

Note: Figures in previous periods have been regrouped or restated, wherever necessary to make them comparable to the current period.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 7 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2015

Results Conference Call

Please note that the results presentation is available in the Investor Relations section of the company website www.vedantalimited.com

Following the announcement, there will be a conference call at 6:00 PM (IST) on Tuesday, 27 October 2015, where senior management will discuss the company’s results and performance. The dial-in numbers for the call are as below:

Event		Telephone Number

Earnings conference call on 27 October 2015	India – 6:00 PM (IST)	Mumbai main access +91 22 3938 1017 Mumbai standby access +91 22 6746 8333

	Singapore – 8:30 PM (Singapore Time)	Toll free number 800 101 2045

	Hong Kong – 8:30 PM (Hong Kong Time)	Toll free number 800 964 448

	UK – 12:30 PM (UK Time)	Toll free number 0 808 101 1573

	US – 8:30 AM (Eastern Time)	Toll free number 1 866 746 2133

For online registration	http://services.choruscall.in/diamondpass/registration?confirmationNumber=5267915

Replay of Conference Call (27 Oct 2015 to 3 Nov 2015)		Mumbai +91 22 3065 2322 +91 22 6181 3322 Passcode: 63835#

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 8 of 9
CIN: L13209GA1965PLC000044

Unaudited Results for the Second Quarter Ended 30 September 2015

For further information, please contact:

Communications Roma Balwani President – Group Communications, Sustainability & CSR	Tel: +91 22 6646 1000 gc@vedanta.co.in

Investor Relations Ashwin Bajaj Director – Investor Relations Sunila Martis Manager – Investor Relations Vishesh Pachnanda Manager – Investor Relations	Tel: +91 22 6646 1531 vedantaltd.ir@vedanta.co.in

About Vedanta Limited (Formerly Sesa Sterlite Ltd.)

Vedanta Limited (Vedanta Ltd) is a diversified natural resources company, whose business primarily involves exploring and processing minerals and oil & gas. The Company produces oil & gas, zinc, lead, silver, copper, iron ore, aluminium and commercial power and has a presence across India, South Africa, Namibia, Ireland, Australia, Liberia and Sri Lanka.

Vedanta Ltd, formerly Sesa Sterlite Ltd. is the Indian subsidiary of Vedanta Resources Plc, a London-listed company. Governance and Sustainable Development are at the core of Vedanta’s strategy, with a strong focus on health, safety and environment and on enhancing the lives of local communities. Vedanta Ltd is listed on the Bombay Stock Exchange and the National Stock Exchange in India and has ADRs listed on the New York Stock Exchange.

For more information please log on to www.vedantalimited.com

Vedanta Limited

(Formerly known as Sesa Sterlite Limited)

Vedanta, 75, Nehru Road,

Vile Parle (East), Mumbai - 400 099

www.vedantalimited.com

Registered Office:

Sesa Ghor, 20 EDC Complex,

Patto, Panaji (Goa) - 403 001

CIN: L13209GA1965PLC000044

Disclaimer

This press release contains “forward-looking statements” – that is, statements related to future, not past, events. In this context, forward-looking statements often address our expected future business and financial performance, and often contain words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “should” or “will.” Forward–looking statements by their nature address matters that are, to different degrees, uncertain. For us, uncertainties arise from the behaviour of financial and metals markets including the London Metal Exchange, fluctuations in interest and or exchange rates and metal prices; from future integration of acquired businesses; and from numerous other matters of national, regional and global scale, including those of a political, economic, business, competitive or regulatory nature. These uncertainties may cause our actual future results to be materially different that those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements.

Registered Office: SesaGhor, 20 EDC Complex, Patto, Panaji (Goa) - 403 001	Page 9 of 9
CIN: L13209GA1965PLC000044